Generation Genius, Inc.



2021 ANNUAL REPORT

14622 Ventura Blvd
Sherman Oaks, CA 91403
Support@GenerationGenius.com
(866) 936-5564
www.GenerationGenius.com

This Annual Report is dated April 19, 2022

In this Annual Report, the term "Generation Genius," "the Company," "we" or "us" refers to Generation Genius, Inc.

Business

Generation Genius (www.GenerationGenius.com) was formed June 9, 2017, as a Delaware Public Benefit Corporation. The Company is a Los Angeles-based startup that has created an educational platform of broadcast-quality videos and associated lessons that help teachers inspire kids in science, math and beyond. Their science content was produced in partnership with the National Science Teaching Association and comes with lesson plans, vocabulary, discussion questions, activity guides, quiz games and more. In 2022, they plan to offer their online platform in other countries and expand marketing efforts to reach more schools.

Previous Offerings

Series Seed I: Between Dec 1st 2017 and Jan 31st 2018, the Company raised $600,000 by selling 400,000 shares of preferred stock in exchange for $1.50 per share under Regulation 506(b) to accredited investors.

Series Seed II: Between May 1st 2019 and June 1st 2019, the Company raised $1,069,346.25 by selling 285,482 shares of non-voting common stock in exchange for $3.75 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

Disqualification
No disqualifying event has been recorded in respect to the company, its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Reporting History
The Company has filed a report electronically with the SEC annually for years 2019, 2020, and 2021 and posts the reports on its website no later than April 29 each year. Once posted, the annual report may be found on the Company's website at www.GenerationGenius.com/Investor-Reporting. For the 2019 report, the company used the COVID-19 extension for filing per SEC Release No. 33-10768; 34-88492; 39-2531; IC-33832.

Termination of Ongoing Reporting under Regulation Crowdfunding

As of the filing of this Annual Report, the Company meets the requirements under Rule 202(b)(3) of Regulation Crowdfunding to terminate its ongoing reporting. This 2021 Annual Report will be our third such report filed with the SEC and, as at fiscal year-end December 31, 2021, the Company's assets were less than $10,000,000. The Company intends to file a Form C-TR to terminate reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Please see Exhibit A of this PDF for CPA reviewed financial statements.

Overview

In 2019, the Company sold 285,482 shares of non-voting common stock through a Series Seed II financing round for consideration of $1,069,346.25 via Regulation Crowdfunding. In connection with that campaign we told investors that our goal was to grow our business by expanding our content, which we did by adding math videos and related materials. However, we found that math subscriptions were only 3% of the Company's sales while our science subscriptions continued to have very strong growth year over year. For that reason, we decided not to expand to more subjects at this time and instead focus on expanding our science offerings. Due to this material change in direction, which was not what we pitched in our equity crowdfunding campaign, we wanted to give investors an opportunity to sell their stock back to the Company at a gain. Between December 14, 2021, and January 18, 2022, the Company offered a voluntary stock buyback to all investors at a per share price of $7.50 on a first-come first-served basis. We repurchased 147,971 shares of our non-voting common stock and 83,334 shares of our series seed preferred stock.

Results of Operations & Financial Condition

In 2021, Generation Genius, Inc. saw substantial growth in sales from $6,839,737 in 2020 to $13,517,231 in Jan 1 - Dec 31, 2021 on an accrual basis (see Exhibit A). This substantial increase is primarily due to the expansion of our marketing efforts combined with subscription renewals. To expand our reach, in 2021 we produced 128 episodes of math content by working in partnership with the *National Council of Teachers of Mathematics (NCTM),* which reviewed our videos for accuracy and clarity. This new content was rolled out starting in July 2021 and most of the content was online by September 2021. The math content was very well received by teachers, but it accounted for a very small part of the annual sales increase.

In 2021 we did not see increased interest due to the COVID-19 pandemic, since the vast majority of the country was back in the classroom and not teaching remotely. This was not a disadvantage since Generation Genius was not designed to be a remote resource, it was designed to be used in the classroom. However, due to the features of our platform such as no-login-needed student links, it was easily adapted for use in remote learning. We purposely did not advertise Generation Genius as a pandemic solution so that we would not be pigeon holed into this remote-only use. As of April 19th 2022, Generation Genius, Inc. has 13 full time employees.

Liquidity and Capital Resources

As of Dec 31, 2021 we have $5,085,020 in working capital. This includes $4,207,996 in cash on hand and $877,024 in accounts receivable (purchase orders from schools). This can be seen in our financial statements below. The company also has $140,000 of credit available through JPMorgan Chase & Co.

In November 2021, we completed paying off a $1 million foundation financing instrument in full by writing a $950,000 check to the foundation. There are no further obligations under that agreement. In addition, our $41,762 Paycheck Protection Program (PPP) loan from 2020 was fully forgiven in 2021.

Debt

Creditor: JPMorgan Chase Bank, N.A.
Amount Owed: $9,123
Interest Rate: 21.0%
Maturity Date: May 31, 2022
Notes: This is a credit card bill which has already been paid off in full, as we do every month.

Creditor: ZenPayroll, Inc.
Amount Owed: $1,168
Interest Rate: n/a
Maturity Date: May 31, 2022
Notes: This is a payroll underpayment, which will be automatically corrected in the next cycle.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dr. Jeff Vinokur

Dr. Jeff Vinokur's current primary role is with the Issuer. Positions and offices currently held:

Position: Founder, CEO, Director
Dates of Service: June 12, 2017 - Present
Responsibilities: Company management, writing, producing and hosting video content. Also oversees all aspects of company operations such as hiring, marketing, web development, conversion rate optimization, customer support, budgeting, data analysis, new product development, investor relations, etc.

Other business experience in the past five years:

Employer: Dancing Scientist Shows
Title: Sole Proprietor
Dates of Service: January 01, 2009 - Present
Responsibilities: Perform live educational science programs in schools.

Employer: UCLA
Title: PhD Candidate & Researcher
Dates of Service: September 01, 2012 - June 02, 2017
Responsibilities: Conduct research on biofuels.

Name: Eric S. Rollman

Eric S. Rollman's current primary role is with Rollman Entertainment, Inc. Eric S. Rollman currently services 40 hours per week in his role with the Issuer during production of content and a few hours per week when not in production. Positions and offices currently held with the issuer:

Position: President, CCO, Director
Dates of Service: June 12, 2017 - Present
Responsibilities: Oversee all content production from concept to final delivery, weekly meetings with CEO to make key decisions across marketing and strategy as a team.

Other business experience in the past five years:

Employer: Rollman Entertainment, Inc.
Title: President & CEO
Dates of Service: January 12, 2010 - Present
Responsibilities: Develop, produce and license children's television content.

PRINCIPAL SECURITY HOLDERS

Name and ownership level of each person, as of Jan 31st 2022, who is the owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Stockholder	No. of Securities Owned	Type of Security Owned	Percentage
Dr. Jeff Vinokur	1,566,667	Common, Preferred	67.6%
Eric S. Rollman	600,000	Common	25.9%

RELATED PARTY TRANSACTIONS

None to report.

OUR SECURITIES AS OF APRIL 10, 2022

Common Stock

We have 2,000,000 shares of common stock outstanding. This was issued to the founders upon formation of the company in 2017.

Non-Voting Common Stock

We have 150,079 shares of non-voting common stock outstanding. This was issued through a Series Seed II financing round in 2019 via StartEngine (Regulation Crowdfunding).

Preferred Stock

We have 316,666 shares of Series Seed Preferred Stock outstanding. This was issued through our Series Seed I financing round (506b).

RIGHTS TO OUR CAPITAL STOCK

Common Stock

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

Series Seed II Non-Voting Common Stock

Voting Rights

There are no voting rights associated with Series Seed II Non-Voting Common Stock.

Material Rights

In the event of any liquidation, dissolution, or winding up event, after the payment of all amounts required to be paid to the holders of Preferred Stock, the remaining funds will be distributed among the holders of shares of Common Stock and Series Seed II Common Stock, pro rata based on the number of shares of Common Stock and Series Seed II Common Stock held by each such holder.

Dividends
The Corporation shall declare all dividends pro rata on the Common Stock, Series Seed II Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock and Series Seed II Common Stock held by such holders.

Series Seed Preferred Stock

Voting Rights
On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by

dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restriction on Transfer

The non-voting common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. The Company's projections are based on past performance, however past performance is no guarantee of future success.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company based on benchmarks and progress since the last round of funding. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess.

The transferability of the securities you are buying is limited

Any stock purchased through an equity crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.
There is no established market for startup securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the education or media industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company may need additional funds in the future in order to grow, and if it cannot raise or generate those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

Management Discretion as to Use of Proceeds
The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the Company proceeds. The use of proceeds described in the Company's previous offerings is an estimate based on its current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and will need discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of its operations. These projections will be based on assumptions which management believes are reasonable. Some assumptions will not materialize due to unanticipated events beyond management's control. Therefore, actual results will vary from projections. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The shares purchased through Regulation Crowdfunding have no voting rights attached to them. This means that you have no rights in dictating on how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments.

The Company's new products could fail to achieve the sales projections expected
The Company's growth projections are based on an assumption that with an increased content and advertising budget the Company's products will be able to gain more traction in the marketplace at a faster rate than its current products have. It is possible that the Company's new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face a potential employment claim.
On January 22nd, 2022, the Company received a letter from a former employee alleging individual employment claims against the Company. As of April 19th 2022, no lawsuit has been

filed. Management does not believe that the matter will have any material impact on the company's financials, however, they cannot predict the outcome with 100% certainty. Should a lawsuit be filed, an adverse judgment could adversely affect the Company's financial condition. Additionally, defending against lawsuits may cause management to become distracted.

The Company will no longer file annual reports with the SEC.
This annual report for our fiscal year ended December 31, 2021, will be our last annual SEC annual report. Under Rule 202(b)(3) of Regulation Crowdfunding, the Company can terminate its ongoing SEC reporting, including the provision of financial statements to stockholders. In the future, you will only receive information about our Company through our email updates, which have not included the type of detailed financial statements we currently provide in our annual SEC reports that we file with the SEC and make available on our website.

[INTENTIONALLY BLANK]

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 19th 2022.

Generation Genius, Inc.

By

Name: ___Jeffrey Vinokur, PhD_____

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, Jeffrey Vinokur, Chief Executive Officer of Generation Genius, Inc., hereby certify on April 19th 2022, that the financial statements of Generation Genius, Inc. included in this report are true and complete in all material respects.



_____
Chief Executive Officer

Generation Genius, Inc.
Index to the Financial Statements
(Unaudited)

Michael S. Mehan, CPA

Independent Accountant's Review Report

To the Board of Directors
Generation Genius, Inc.
Los Angeles, California

I have reviewed the accompanying financial statements of Generation Genius, Inc. (the "Company") which comprise the balance sheets as of December 31, 2021, 2020, 2019 and 2018, and the related statements of operations, statements of stockholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Generation Genius, Inc.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the combined financial statements taken as a whole. Accordingly I do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountant. Those standards require me to perform procedures to obtain limited assurance as a basis for sporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Michael S. Mehan
Michael S. Mehan, CPA
Stamford, Connecticut
March 21, 2022   2

107 Briar Brae Road Stamford CT 06903

GENERATION GENIUS, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2021, 2020, 2019 & 2018
(Unaudited)

	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
Revenues	$ 13,517,231	$ 6,839,737	$ 1,918,462	$ 270,843
Other Income	103,005	30,075	19,311	6,936
Returns & Allowances	(439,879)	(212,231)	-	-
Cost of Goods Sold	(724,809)	(403,708)	(218,602)	(138,347)
Gross Margin	**12,455,548**	**6,253,873**	**1,719,171**	**139,432**
Operating Expenses				
Advertising & Marketing Expense	4,844,762	2,246,826	1,148,427	410,800
General & Administrative Expense	1,213,312	491,474	148,834	162,661
Research & Development	-	-	48	58,779
Total Operating Expenses	**6,058,074**	**2,738,300**	**1,297,309**	**632,240**
Operating Income	**$ 6,397,474**	**$ 3,515,573**	**$ 421,862**	**$ (492,808)**
Other Expenses				
Income Tax Expense	1,343,469	738,270	105,466	4,465
Total Other Expenses	**1,343,469**	**738,270**	**105,466**	**5,181**
Net Income	**$ 5,054,005**	**$ 2,777,303**	**$ 316,396**	**$ (497,989)**

See Independent Accountant's Review Report and accompanying
notes, which are an integral part of these financial statements

GENERATION GENIUS, INC.
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2021, 2020, 2019 & 2018
(Unaudited)

	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
ASSETS				
Current Assets				
Cash	$ 4,207,996	$ 2,876,775	$ 686,239	$ 126,054
Accounts Receivable	877,024	315,722	84,823	47,136
Prepaid Expenses	53,862	21,866	2,343	16,410
Total Current Assets	**5,138,882**	**3,214,363**	**773,405**	**189,600**
Capitalized Video Productions, net	4,819,704	2,571,043	1,643,389	871,709
Property & Equipment, net	27,321	-	-	-
TOTAL ASSETS	**$ 9,985,907**	**$ 5,785,406**	**$ 2,416,794**	**$ 1,061,309**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	-	-	50,000	-
Taxes Payable	710,226	461,735	-	-
Credit Cards	9,123	7,335	40,601	1,181
Payroll Payable	1,168	1,057	1,048	70
Loans Payable	-	41,762	-	-
Total Current Liabilities	**720,517**	**511,889**	**91,649**	**1,251**
Long Term Liabilities				
Non-Current Deferred Tax Liability	1,125,820	276,535	105,466	24,698
Foundation Financing Instrument	-	950,000	950,000	1,000,000
Total Long Term Liabilities	**1,125,820**	**1,226,535**	**1,055,466**	**1,024,698**
Total Liabilities	**1,846,337**	**1,738,424**	**1,147,115**	**1,025,949**
Equity				
Common Stock (par value $0.001, 4,600,000 common voting shares authorized, 2,000,000 issued and outstanding; Non-Voting Common Stock 5,000,000 shares authorized, 157,293 shares issued and outstanding)	2,000	2,000	2,000	2,000
Preferred Stock (par value $0.001, 400,000 shares authorized, issued and outstanding)	400	400	400	400
Additional Paid In Capital	556,861	1,518,278	1,518,278	600,356
Retained Earnings	2,526,304	(250,999)	(567,396)	(69,407)
Net Income	5,054,005	2,777,303	316,397	(497,989)
Total Equity	8,139,570	4,046,982	1,269,679	35,360
TOTAL LIABILITIES & EQUITY	**$ 9,985,907**	**$ 5,785,406**	**$ 2,416,794**	**$ 1,061,309**

See Independent Accountant's Review Report and accompanying
notes, which are an integral part of these financial statements

GENERATION GENIUS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2021, 2020, 2019 & 2018
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2017	2,000,000	$ 2,000	400,000	$ 400	$ 600,356	$ (207,056)	$ (69,407)	$ 326,293
Contribution	-	-	-	-	-	207,056	-	207,056
Net (loss)	-	-	-	-	-	-	(497,989)	(497,989)
Balance at December 31, 2018	2,000,000	2,000	400,000	400	600,356	-	(567,396)	35,360
Contribution	285,482	-	-	-	917,922	-	-	917,922
Net income	-	-	-	-	-	-	316,397	316,397
Balance at December 31, 2019	2,285,482	2,000	400,000	400	1,518,278	-	(250,999)	1,269,679
Contribution	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	2,777,303	2,777,303
Balance at December 31, 2020	2,285,482	2,000	400,000	400	1,518,278	-	2,526,304	4,046,982
Share buy-back	(128,189)	-	-	-	(961,417)	-	-	(961,417)
Net income	-	-	-	-	-	-	5,054,005	5,054,005
Balance at December 31, 2021	**2,157,293**	**$ 2,000**	**400,000**	**$ 400**	**$ 556,861**	**$ -**	**$ 7,580,309**	**$ 8,139,570**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements

5

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2021, 2020, 2019 & 2018
(Unaudited)

	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
Cash Flows From Operating Activities				
Net Income	5,054,005	2,777,303	316,396	(497,989)
Adjustments to reconcile net income to net cash from operations				
Depreciation & Amortization	601,303	314,924	181,560	54,404
Deferred Taxes	849,288	171,070	-	-
Changes in Operating Assets and Liabilities				
Accounts Receivable	(561,302)	(230,899)	(37,686)	(47,136)
Tax Liabilities	248,491	461,735	95,372	3,349
Prepaid Expenses	(31,996)	(19,523)	(537)	1,032
Accounts Payable	-	(50,000)	50,000	(152)
Credit Cards	1,788	(33,266)	39,420	(5,080)
Other	108	9	978	70
Net Cash From Operating Activities	**6,161,685**	**3,391,353**	**645,504**	**(491,501)**
Cash From Investing Activities				
Capital Expenditures	(2,877,285)	(1,242,579)	(953,240)	(554,975)
Net Cash Used In Investing Activities	**(2,877,285)**	**(1,242,579)**	**(953,240)**	**(554,975)**
Cash From Financing Activities				
Foundation Financing Instrument	(950,000)	-	(50,000)	650,000
(Repurchase of shares)) Contributed Capital	(961,417)	-	917,922	207,056
Other financing	(41,762)	41,762	-	-
Net Cash (Used In) From Financing Activities	**(1,953,179)**	**41,762**	**867,922**	**857,056**
Net Increase in cash and cash equivalents	1,331,221	2,190,536	560,185	(189,421)
Cash and cash equivalents at the beginning of the period	2,876,775	686,239	126,054	315,475
Cash and Cash Equivalents at the End of the Period	**$ 4,207,996**	**$ 2,876,775**	**$ 686,239**	**$ 126,054**

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

NOTE I— NATURE OF OPERATIONS

Generation Genius, Inc. was formed on June 9th 2017. Generation Genius's primary business is the sale of online subscriptions to its website, www.GenerationGenius.com which provides science videos and lessons for kids in grades K-8. The subscription is purchased primarily by US teachers. The company produces its own original content in partnership with the National Science Teachers Association. The website was unveiled on March 16th 2018 at the National Conference for Science Teachers and fully launched in July 2018. The company's headquarters are located in Los Angeles, California.

During 2021 and 2020 the World was gripped by the COVID-19 pandemic that had a significant impact on the international and US economies. In the US, States issued lockdown orders that closed many businesses during the spring and early summer months of 2020. The shutdowns and general economic paralysis caused by the pandemic did not have a negative effect on the Company's operations due to its content being solely accessible on line. The Company released new content and as schools switched to remote learning; it saw an initial decline in sales when the pandemic started then a significant material increase in its sales for the year. During 2021 the pandemic continued to have an impact on the US and global economies, however, there was no apparent impact on the Company's operations as sales increased year-over-year.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation *of* financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarch for inputs used in measuring fair value that maximizes the use of unobservable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels or inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021, 2020, 2019, and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018, 2019, 2020, and 2021 the Company carried receivables of $47,136, $84,823, $315,722, and $877,024, respectively, and no allowances against such.

Inventory
No inventory is part of the Company's business model. All subscriptions are delivered electronically.

Property and Equipment
Property and equipment will be stated at cost. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Video Production Costs
Video production costs are capitalized and amortized over 10 years as it approximates the estimated usage of the videos.

Revenue Recognition
The Company will recognize revenues primarily from the sale of online subscriptions when an order is placed via www.GenerationGenius.com when (a) persuasive evidence that an agreement exists, (b) the service has been performed, (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 7411 Income Taxes ("ASC 740'). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change eluting the period in deferred tax assets and liabilities,

The Company is subject to tax in the United States ("11.S.ˉ) and files tax returns in the US. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 — DEBT

During the period the Payroll Protection Plan (PPP) loan in the amount of $41,762 that was received in 2020 as part of the The Coronavirus Aid, Relief, and Economic Security (CARES) Act adopted in response to the COVID-19 pandemic, was fully forgiven under the terms of the program. On August 23rd 2017, the company entered into an agreement with a Delaware non-profit corporation in which the non-profit agreed to provide production funding to Generation Genius in the amount of $1,000,000 to develop and produce a series of educational science videos featuring Dr. Jeffrey Vinokur. The funds were paid to Generation Genius in four tranches with no interest obligation. To the extent the funded series generates revenue, the company has a repayment obligation to the non-profit of 10% of project revenue until the amount of initial funding is fully recouped. If the series does not result in any revenues, the Company is not liable to pay back the funds. The Company made a first payment of $50,000 towards the loan principle at the end of 2019 and the remaining balance was paid in full during 2021.

NOTE 4 — COMMITMENTS AND CONTINGENCIES

The Company does not have any long-term commitments, nor is it currently involved with or aware of any lawsuits filed against the Company or any of its officers.

NOTE 5 — STOCKHOLDERS' EQUITY

The Company has total authorized share capital of 10,000,000 shares comprised of Common Stock, Series Seed II-Non-Voting Common Stock, and Series Seed Preferred Stock as described below.

Common Stock

The Company has 4,600,000 shares of authorized common stock with a par value of $0.001. 2,000,000 shares are issued and outstanding representing shares issued for a consideration of $2,000 when the company was formed.

Series Seed II Non-Voting Common Stock

The Company has 5,000,000 shares of authorized Series Seed II Non-Voting Common Stock with 285,482 shares issued and outstanding representing shares issued through a Series Seed II financing round in 2019 for a consideration of $1,069,346. During 2021 the Company repurchased 128,189 shares for a total of $961,417.

Series Seed Preferred Stock

The Company has 400,000 shares of authorized of Series Seed Preferred Stock with a par value of $0.001 and with an original issue price of $1.50. All 400,000 shares are issued and outstanding representing shares issued as part of the Series Seed I financing round. The net proceeds from the Series Seed Preferred Stock offering was $600,000.

NOTE 6 — SUBSEQUENT EVENTS

The company has evaluated subsequent events that occurred after December 31st, 2021, through March 21, 2022, the issuance date of these financial statements. The only event which would have a material effect on these financial statements, was a stock buyback started on December 14th, 2021, and completed on January 18th, 2022. The company bought back 231,305 shares on a first come first serve basis. Since the buy-back period crossed two fiscal years, some shares were sold during 2021 and the rest in 2022.

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements